May 26, 2006

Via Facsimile at (925) 631-9119 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA 94556

 Re: Carolina Investment Partners, Limited Partnership
Response letter dated May 23, 2006 in response to comments issued
May
8, 2006
SEC File No. 5-80878

Dear Mr. Patterson:

        We have reviewed your response and have the following
comment.
Where indicated, we think you should revise your document in
response
to this comment. If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation. In some
of
our comments, we may ask you to provide us with information so we
may
better understand your disclosure. After reviewing this
information,
we may raise additional comments.

        Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.
1. We note your response to our prior comment. Please revise your
offering materials to advise holders that, as you indicated in
your
letter to the staff, from a tax standpoint, the transaction has
been
completed so that holders are aware that they should consider the
tax
effects of this transaction even in the event that the general
partner precludes the transfer. Further, please explain that this
record transfer may be delayed for an indefinite period of time.

Closing Comments

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the bidder is in possession of all
facts
relating to its disclosure, it is responsible for the accuracy and
adequacy of the disclosures it has made.

 In connection with responding to our comments, please
provide,
in writing, a statement from all filing persons acknowledging
that:

* the bidder is responsible for the adequacy and accuracy of the
disclosure in the filings;

* staff comments or changes to disclosure in response to staff
comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

        As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide
us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter
with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we
may
have additional comments after reviewing your amendment and
responses
to our comments.
        If you have any questions regarding our comments, please do
not
hesitate to contact me at (202) 551-3264. You may also reach me
by
facsimile at (202) 772-9203.

        Sincerely,

        Mara L. Ransom
        Special Counsel
        Office of Mergers and
Acquisitions